Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                May 29, 2014


VIA EDGAR
---------

Ms. Deborah O'Neal Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re: AllianceBernstein Cap Fund, Inc. (AllianceBernstein Small Cap Value Portfolio and AllianceBernstein Concentrated Global Growth Portfolio) Post-Effective Amendment No. 149
          File Nos. 2-29901 and 811-01716
          ---------------------------------------------------------------------

Dear Ms. O'Neal Johnson:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendment to the registration statement filed on Form N-1A of AllianceBernstein Small Cap Value Portfolio ("Small Cap Value") and AllianceBernstein Concentrated Global Growth Portfolio ("Concentrated Global Growth") (each a "Fund" and collectively the "Funds"), as provided orally to Joanne A. Skerrett of this office on May 6, 2014. The Staff's comments and our responses are discussed below.

Prospectus
----------

Summary Information (All Funds)
-------------------------------

Comment 1:  Fees and Expenses of the Fund - Shareholder Fees: The sales charge for Class A shares reflected under "Shareholder Fees" for Contingent Deferred Sales Charges ("CDSCs"), currently reading "None", should be 1% as is stated in the footnote (a) and footnote (a) should instead explain the circumstances upon which no CDSC will occur. Please update the performance information if appropriate to reflect the CDSC.

Response:   The CDSC for Class A shares is not charged to a typical investor and only applies when no front-end sales charge is assessed. We believe it would be misleading to include it in the table. We will not revise footnote (a) or the table in response to this comment.

Comment 2:  Fees and Expenses of the Fund - Exchange Fee: Please consider deleting the line item since the amounts are None for each share class.

Response:   The line item in the table is intended to highlight a fee that is not charged by the Funds in contrast to other Funds with such a fee.
            The Funds wish to retain this disclosure.

Comment 3:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement: Please confirm that the fee waiver will continue at least one year from the effective date of the Prospectus.

Response:   The Funds confirm that the fee waiver will continue for at least one year from the effective date of the Prospectus.

Comment 4:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement: Please confirm to the Staff that the fee waiver cannot be terminated early except by the Funds' Board of Directors.

Response:   The Funds confirm that the fee waiver can be terminated early only by the Funds' Board of Directors.

Comment 5.  Examples - Please add a separate row in the table for the Class C shares in order to reflect the increased expense caused by the contingent deferred sales charge ("CDSC").

Response:   We will add a separate Examples table reflecting the increased expenses caused by the CDSC.

Small Cap Value
---------------

Comment 6:  Principal Strategies: Please consider re-wording the language in the first sentence of the first paragraph, which says that the Fund invests in a "diversified portfolio of equity securities". Since the Fund is a non-diversified Fund, the language in the first sentence may be confusing to shareholders.

Response:   We will revise the Principal Strategies section in response to this comment.

Concentrated Global Growth
--------------------------

Comment 7:  Principal Strategies: Please disclose a range of the number of companies in which the Fund invests in order to clarify what is meant by "the Fund invests in a relatively small number" of companies.

Response:   We will revise the Prospectus in response to this comment.

Comment 8:  Principal Strategies: Please describe in this section all of the derivatives instruments the Fund intends to use to carry out its investment objectives and the risks of such investments.

Response:   All derivative instruments the Fund intends to use as a principal investment strategy have been disclosed. The Prospectus will not be revised in response to this comment.

Additional Information About the Funds' Risks and Investments (All Funds)
---------------------------------------------------------------------------

Comment 9:  If any of the derivatives instruments described in this section will be used to carry out the Funds' investment objectives, please provide disclosure describing such derivative instruments and their related risks in the Principal Strategies and Principal Risks sections.

Response:   All derivative instruments the Funds intend to use as a principal investment strategy have been disclosed in the Principal Strategies sections. The Prospectus will not be revised in response to this comment.

Statement of Additional Information (All Funds)
-----------------------------------------------

Comment 10: If the Funds invest in credit default swap agreements ("CDS"), or intend to write CDS, please confirm to the Staff that the Funds will cover the full notional value of the CDS they write.

Response:   If the Funds write a CDS, they intend to cover the full notional value of the CDS.

Comment 11: Please confirm to the Staff that all interest and expenses associated with short sales will be included in the Fees and Expenses tables of the Prospectus.

Response:   Interest and expenses associated with short sales are not expected to to constitute more than a half basis point of the Funds' expenses and will not be included in the Fees and Expenses tables.

Performance of Similarly Managed Accounts
-----------------------------------------

Comment 12: Please confirm to the Staff that only entire accounts are being included in the prior performance and that the exclusion of accounts does not make the composite performance misleading.

Response:   In certain instances, a segment of a registered investment company or other pooled investment vehicle ("Vehicle") may be managed by the portfolio managers of a Fund consistent with the investment strategies of the Fund, while other segments of the Vehicle may be managed by other persons pursuant to a different strategy or strategies. These clearly defined segments are treated as separate
            "accounts" by the Adviser for accounting, performance reporting and similar purposes, and the Adviser believes that it would not be appropriate to exclude the performance of these "accounts" from the Similarly Managed Account performance information. We will, however, delete the reference in the Prospectus to "portions" of investment vehicles because the disclosure could be viewed as indicating that less clearly defined account segments are also included in the performance data presented. The Adviser does not believe that any accounts have been excluded from the Similarly Managed Accounts performance information where such exclusion would render the composite performance misleading.

Comment 13: Please provide disclosure stating that the similarly managed accounts are managed in accordance with substantially similar investment strategies as the Funds.

Response:   We will revise the Prospectus in response to this comment.

Comment 14: Please include in the disclosure in the second paragraph that the prior performance data is either net of all actual fees and expenses including sales load or net of the fees and expenses as shown in the Prospectus. Also, consider revising the last sentence of this paragraph to explain clearly what is meant by: "Net of fee performance figures reflect the compounding effect of such fees."

Response:   The disclosure has been clarified to show that the performance data is net of advisory fees and transaction costs only.

Comment 15: Consider simplifying the disclosure in the fourth paragraph that describes the Adviser's calculation method. (The section can be revised to include a statement that the Adviser uses a method that is different from the method used by the SEC.)

Response:   In response to this comment, we will replace the paragraph with a statement substantially similar to the one suggested in the comment.

Comment 16: For clarity, please consider changing the heading of the table to:
            "Similarly Managed Accounts -- Schedule of Historical Performance".

Response:   We will revise the heading in response to this comment.

Comment 17: Footnote "**" to the table should read: "Net of all fees and expenses" instead of "Net of Fees". Please consider revising.

Response:   We will change the footnote to: "Net of Advisory Fees and
            Transaction Costs", which more accurately describes the fees and costs associated with the Similarly Managed Accounts.

                                     * * *

      We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.



                                                     Sincerely,

                                                     /s/ Joanne A. Skerrett
                                                     ----------------------
                                                         Joanne A. Skerrett


cc:      Emilie D. Wrapp, Esq.
         Eric Freed, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.